UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)*

Under the Securities Exchange Act of 1934

Synageva BioPharma Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

896263100

(CUSIP Number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 21, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
13-4093645

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER

SHARES		10,744,932 (2)(3)(4)

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		10,744,932 (2)(3)(4)

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,744,932 (2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32. 5% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

(1)	Based on 33,005,251 shares of common stock outstanding as reported in the Issuer’s Proxy Statement filed with the SEC on April 23, 2014.

(2)	Includes 42,375 shares of common stock underlying options issued to Felix J. Baker.

(3)	Includes 17,000 shares of common stock underlying options issued to Julian C. Baker.

(4)	Includes 29,375 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
46-3147749

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER

SHARES		10,744,932 (2)(3)(4)

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		10,744,932 (2)(3)(4)

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,744,932 (2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32. 5% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

(1)	Based on 33,005,251 shares of common stock outstanding as reported in the Issuer’s Proxy Statement filed with the SEC on April 23, 2014.

(2)	Includes 42,375 shares of common stock underlying options issued to Felix J. Baker.

(3)	Includes 17,000 shares of common stock underlying options issued to Julian C. Baker.

(4)	Includes 29,375 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Felix J. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER

SHARES		10,888,894(2)(3)(4)

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		10,888,894(2)(3)(4)

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,888,894(2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.9% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1)	Based on 33,005,251 shares of common stock outstanding as reported in the Issuer’s Proxy Statement filed with the SEC on April 23, 2014.

(2)	Includes 42,375 shares of common stock underlying options issued to Felix J. Baker.

(3)	Includes 17,000 shares of common stock underlying options issued to Julian C. Baker.

(4)	Includes 29,375 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Julian C. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER

SHARES		10,889,414(2)(3)(4)

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		10,889,414(2)(3)(4)

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,889,414(2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.9% (1)(2)(3)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1)	Based on 33,005,251 shares of common stock outstanding as reported in the Issuer’s Proxy Statement filed with the SEC on April 23, 2014.

(2)	Includes 42,375 shares of common stock underlying options issued to Felix J. Baker.

(3)	Includes 17,000 shares of common stock underlying options issued to Julian C. Baker.

(4)	Includes 29,375 shares of common stock underlying options issued to Stephen R. Biggar.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS FBB Associates
13-3843860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF	7	SOLE VOTING POWER

SHARES		143,462

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		143,462

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,462

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN,OO

(1)	Based on 33,005,251 shares of common stock outstanding as reported in the Issuer’s Proxy Statement filed with the SEC on April 23, 2014.

Amendment No. 10 to Schedule 13D

This Amendment No. 10 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the Adviser GP”), Julian C. Baker, Felix J. Baker and FBB Associates (“FBB”, and together with the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), 667, L.P. (“667”), Baker Biotech Fund II (A), L.P. (“Baker Biotech II (A)”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), and Baker/Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Biotech II (A), Baker Bros. Investments and Baker Bros. Investments II, the “Funds”), and their respective general partners, the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On April 23, 2014 the Adviser acquired beneficial ownership of 8,000 shares of common stock of Synageva BioPharma Corp. (the “Issuer”), as a result of the exercise of 4,000 options to purchase the Issuer’s common stock at $65.10 per share (the “Stock Options”) held directly by Felix J. Baker and 4,000 Stock Options held directly by Julian C. Baker. Felix J. Baker currently serves on the Issuer’s Board of Directors (the “Board”) and Julian C. Baker previously served on the predecessor of the Issuer’s Board as representatives of the Funds. The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Stock Options. Felix J. Baker and Julian C. Baker, as agents in their capacity as current and former directors of the Issuer, respectively, each entered into proceeds agreements (the “Proceeds Agreements”) with the Adviser on April 21, 2014. Pursuant to the Proceeds Agreements, Felix J. Baker and Julian C. Baker agreed that, with respect to the Stock Options and the common stock received as a result of the exercise of the Stock Options (the “Common Stock”) on April 23, 2014, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Stock Options and that any proceeds from the sale of the Common Stock will be remitted to the Adviser net of brokerage commissions. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Stock Options or the Common Stock. Pursuant to the Proceeds Agreements, the Adviser funded Felix J. Baker’s and Julian C. Baker’s exercise of the Stock Options through working capital and through loans from certain of the Funds (the “Loan Agreements”). The total amount expended on acquiring the Common Stock was $520,800.

In order to effect the exercise of the Stock Options, on April 22, 2014, the Adviser entered into the Loan Agreements with Life Sciences, 667, and 14159 (collectively “the Participating Funds”) pursuant to which the Participating Funds loaned an amount totaling $494,976 to the Adviser for the purpose of acquiring the Common Stock. The loan is due April 17, 2044, or earlier if the Common Stock are sold (“Due Date”), with interest payable through the Due Date at a rate of 3.32% annually.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business and prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 10 are incorporated herein by reference.

Set forth below is the aggregate number and percentage of shares of common stock directly held, as of the date hereof, by each of the Funds based upon 33,005,251 shares of common stock outstanding as reported in the Issuer’s Proxy Statement filed with the SEC on April 23, 2014. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

		Percent of Class
Name	Number of Shares	Outstanding
Baker/Tisch Investments, L.P.	206,800	0.6%
Baker Bros. Investments, L.P.	165,213	0.5%
Baker Bros. Investments II, L.P.	55,479	0.2%
667, L.P.	1,736,065	5.3%
14159, L.P.	211,614	0.6%
Baker Biotech Fund II(A), L.P.	100,490	0.3%
Baker Brothers Life Sciences, L.P.	8,172,521	24.8%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of shares owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 10 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose. In addition, Julian C. Baker and Felix J. Baker each disclaims beneficial ownership of the securities held by FBB Associates, and this Amendment No. 10 shall not be deemed an admission that either Julian C. Baker or Felix J. Baker is the beneficial owner of such securities for purposes of Section 13(d) or for any other purpose.

Felix J. Baker and Dr. Stephen R. Biggar, an employee of the Adviser, are directors of the Issuer. In connection with their service on the Issuer’s Board, each holds options to purchase common stock of the Issuer as disclosed in previous amendments to this Schedule 13D (“Stock Options”).

Felix J. Baker and Dr. Stephen R. Biggar serve on the Issuer’s Board as representatives of the Funds. The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Felix J. Baker and Dr. Stephen R. Biggar have no pecuniary interest in the Stock Options. The Funds are instead entitled to the pecuniary interest in the Stock Options.

Baker Bros. Advisors LP has voting and investment power over the Common Stock and all the other stock options of the Issuer and common stock underlying such stock options held by Felix J. Baker, Julian C. Baker and Stephen R. Biggar. The Adviser GP, and Felix J. Baker and Julian C. Baker as principals of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Common Stock and all other stock options of the Issuer and common stock underlying such stock options held by Felix J. Baker, Julian C. Baker and Stephen R. Biggar.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Biotech Fund II(A), L.P., a limited partnership the sole general partner of which is Baker Biotech Capital II(A), L.P., a limited partnership the sole general partner of which is Baker Biotech Capital II(A) (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital II(A) (GP), LLC.

Certain securities of the Issuer are held directly by FBB, a general partnership the sole members of which are Julian C. Baker and Felix J. Baker.

Certain securities of the Issuer are held directly by Baker Bros. Investments, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Bros. Investments II, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Tisch, a limited partnership the sole general partner of which is Baker/Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker/Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker/Tisch Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2014

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Partner